Monthly Report - September, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,382,816       14,661,899
Change in unrealized gain (loss) on open            3,907,002          109,537
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,004
      obligations
   Change in unrealized gain (loss) from U.S.         142,702           93,482
      Treasury obligations
Interest Income 			               46,957          313,050
Foreign exchange gain (loss) on margin deposits      (27,505)        (381,139)
                                                  ___________	    __________
Total: Income 				            8,451,972       14,807,833

Expenses:
   Brokerage commissions 		            1,028,049        9,768,973
   Management fee 			               32,382          289,976
   20.0% New Trading Profit Share 	              139,131          159,644
   Custody fees 		       	               10,428           39,166
   Administrative expense 	       	               97,852          906,379
					         ------------    -------------
Total: Expenses 		                    1,307,842       11,164,138
Net Income(Loss)			   $        7,144,130        3,643,695
for September, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (197,687.360    $     5,611,897    206,500,153    212,112,050
units) at August 31, 2015
Addition of 		 	             84        143,094        143,178
102.383 units on September 1, 2015
Redemption of 		 	              0    (3,003,401)    (3,003,401)
(2,661.097) units on  September 30, 2015*
Net Income (Loss)               $       219,765      6,924,365      7,144,130
for September, 2015
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2015
(195,185.257 units inclusive
of 56.611 additional units) 	      5,831,746    210,564,211    216,395,957
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2015 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       3.36% 	   1.04%  $    1,083.04	  178,858.715 $   193,711,058
Series 2       2.98% 	   3.40%  $    1,344.55	       39.121 $        52,600
Series 3       3.00% 	   3.56%  $    1,362.30	   13,748.269 $    18,729,267
Series 4       3.92% 	   6.00%  $    1,537.14	    2,539.152 $     3,903,032

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			October 12, 2015
Dear Investor:


The Trust was profitable in September as gains from trading interest rate futures, energy futures and currency forwards well outdistanced the loss from trading equity futures. Trading of non-energy commodity futures was nearly flat as a fractional loss from grain trading was largely offset by gains from trading soft commodity and livestock futures.

Long positions in U.S., German, French, Italian, British and Japanese interest rate futures were profitable. The somewhat surprising decision by the Federal Reserve not to raise interest rates heightened concerns about global growth, especially in China and emerging markets more generally, leading to broad based interest rate declines, and, therefore, price increases for note, bond and short-term interest rate futures.
Official rate reductions by the Central Banks of several other countries including New Zealand, Taiwan, Norway and Peru added to the downward pressure on interest rates.

Lowered global growth projections from the IMF, World Bank, OECD, WTO and Asian Development Bank cemented the outlook for low energy demand amid continuing oversupply. Consequently, energy prices declined and short positions in crude oil and crude oil products were profitable.

Given increased worries about a global growth slowdown, and in the wake of the equity market turmoil of the past few months, long positions in European, U.S., and Japanese stock index futures sustained losses. These losses were reduced somewhat, however, when equity prices rallied on the last day of September quarter. The losses were also partially offset by gains from short positions in Chinese and Hong Kong equity futures.

With commodity prices falling, with political events unsettling market participants, and with global growth concerns growing, long dollar positions against the currencies of Brazil, Mexico, Russia, Turkey, Canada, and the Czech Republic were profitable. Long U.S. dollar trades versus the euro and yen also produced gains. On the other hand, trading the dollar against the currencies of Australia, Chile, Columbia, Korea, Singapore, India and Poland generated partially offsetting losses. Cross rate trading was also slightly unprofitable.

Short corn and wheat trades produced a fractional loss, while a short cattle position and a long cocoa position were profitable. Metal trading was flat as profits from a short zinc trade were offset by the losses from a long gold trade and from short copper, palladium and nickel positions.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman